SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               TO
                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                        IMC GLOBAL, INC.
              ------------------------------------
                        (Name of Issuer)


                  Common Stock ($.01 par value)
                ---------------------------------
                 (Title of Class of Securities)

                            449669100
                      --------------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
        J.R. Simplot Self-Declaration of Revocable Trust
                     J.R. Simplot Foundation
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
              -------------------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        October 18, 2000
                --------------------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             8,921,169
Shares
Beneficially        8)   Shared Voting Power           1,846,600
Owned
by Each             9)   Sole Dispositive Power        8,921,169
Reporting
Person With:        10)  Shared Dispositive Power      1,846,600


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,767,769 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     9.4%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     J.R. Simplot Foundation

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power             1,846,600
Shares
Beneficially        8)   Shared Voting Power
Owned
by Each             9)   Sole Dispositive Power        1,846,600
Reporting
Person With:        10)  Shared Dispositive Power


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,846,600 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     1.6%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Don J. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                     0
Shares
Beneficially        8)   Shared Voting Power           1,846,600
Owned
by Each             9)   Sole Dispositive Power                0
Reporting
Person With:        10)  Shared Dispositive Power      1,846,600


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,846,600 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     1.6%

14)  Type of Reporting Person

     IN

1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Scott R. Simplot

2)   Check the Appropriate Box if a Member of a Group

     (a)

     (b)

3)   SEC Use Only

4)   Source of Funds

     PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of           7)   Sole Voting Power                     0
Shares
Beneficially        8)   Shared Voting Power           1,846,600
Owned
by Each             9)   Sole Dispositive Power                0
Reporting
Person With:        10)  Shared Dispositive Power      1,846,600


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,846,600 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     1.6%

14)  Type of Reporting Person

     IN

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of IMC Global, Inc. (the "Issuer"), whose address is 2100 Sanders Road, Northbrook, Illinois 60062. This Amendment No. 2 amends the
Schedule 13D originally filed on August 5, 1999, on behalf of the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust") and the J.R. Simplot Foundation (the "Foundation"), as amended by Amendment No. 1 to Schedule 13D filed on November 12, 1999.

     The purpose of this Amendment is to report sales of Stock by the Trust.

Item 5.   Interest in Securities of the Issuer.
-----------------------------------------------

     (a - b) As of October 19, 2000, the Trust owned 8,921,169 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of October 19, 2000, the Foundation owned 1,846,600 shares. Mr. Simplot shares with the other directors of the Foundation, none of whom owns directly any shares of the Stock, the power to vote and dispose of the shares of Stock held by the Foundation.

     Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended June 30, 2000 (the "10-Q"), the shares owned by the Trust and the Foundation constitute approximately 9.4% of the 114,797,618 shares of Stock outstanding, as reported in the 10-Q.

     (c) During the 60 days prior to and including October 19, 2000, the Trust sold the shares of Stock described below in open market sales through ordinary brokerage transactions:


            Sale            No. of      Price per Share
            Date            Shares        (including
                                          commissions)
          ---------         ------      ----------------

          10/17/00          720,169     12.35
          10/18/00          486,400     11.35


     (d - e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                              J.R. Simplot
                              Self-Declaration of Revocable
                              Trust


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, as Trustee

Date:  October 20, 2000

                              J.R. Simplot Foundation


                              By   //s// J.R. Simplot
                              -----------------------------------
                                   J.R. Simplot, President

Date:  October 20, 2000